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06005909

AB 3/22/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 152

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38583

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WARREN D. NADEL & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 WALNUT ROAD
(No. and Street)

GLEN COVE (City) NEW YORK (State) 11542 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WARREN D. NADEL (516) 656-3636
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER & ASSOCIATES LLP
(Name – *if individual, state last, first, middle name*)

100 JERICHO QUADRANGLE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Warren D. Nadel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warren D. Nadel & Company, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York ss:
County of Nassau

2/17/06

[signature]
Signature

President
Title

[signature]
Notary Public

Robert N. Tabor
Notary Public, State Of New York
No. 01TA4738380
Qualified In Nassau County
Commission Expires March 30, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

We have audited the accompanying statement of financial condition of Warren D. Nadel & Company as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Warren D. Nadel & Company as of December 31, 2005, in conformity with accounting standards generally accepted in the United States of America.

Schneider + Associates LLP

Jericho, New York
February 24, 2006

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 117,309
Due from clearing brokers (Note 1)	585,652
Deposit with clearing broker	25,000
Secured demand note receivable, collateralized (Note 2)	85,000
Securities owned:	
Marketable, at market value	228,670
Not readily marketable, at cost	15,525
Other assets	7,584
Total assets	$1,064,740
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 521,496
Liabilities subordinated to claims of general creditors (Note 2)	85,000
Commitments (Notes 3, 4, 6 and 7)	
Stockholders' Equity (Note 4)	
Common stock, $.01 par value - 100,000 shares authorized, 54,441 shares issued and outstanding	544
Additional paid-in capital	703,176
Accumulated deficit	(245,476)
Total stockholders' equity	458,244
Total liabilities and stockholders' equity	$1,064,740

See accompany summary of business and significant accounting policies and notes to statement of financial condition.

BUSINESS

Warren D. Nadel & Company (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company is also registered as an introducing broker with the Commodity Futures Trading Commission.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

CASH AND CASH EQUIVALENTS

The Company considers as cash and cash equivalents highly liquid debt instruments with original maturities of three months or less and money market funds.

INCOME TAXES

The Company is an S corporation for both Federal and New York State ("NYS") income tax purposes and, as such, income or loss flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal and NYS income taxes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SECURITIES OWNED

The Company has an investment in 6,500 shares of common stock and 4,500 warrants of the NASDAQ Stock Market, Inc. The investment in common stock has been valued at market and the warrants have been valued, by management, at cost and are included in not readily marketable securities. It is possible that the estimated

SECURITIES OWNED - continued

value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material. The warrants are each exercisable into one share of common stock at an exercise price of $16.00 per share through June 27, 2006.

NOTE 1 - DUE FROM CLEARING BROKERS

The Company has clearing agreements with two brokerage firms to carry its accounts. The clearing brokers have custody of the Company securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing brokers.

The Company is subject to credit risk if the clearing brokers are unable to repay balances due or deliver securities in their custody.

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under a subordinated loan from a related party were $85,000 at December 31, 2005. These borrowings are noninterest bearing and mature on January 31, 2010. The subordinated loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and the National Futures Association and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule and Commodity Futures Trading Commission's minimum financial requirements. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. In conjunction with this borrowing, the Company was issued an $85,000 secured demand note collateralized by securities with a market value of approximately $166,543 and cash of $15.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company occupies premises under a lease agreement with an entity controlled by the Company's president and majority stockholder through December 31, 2018.

RELATED PARTY TRANSACTIONS - continued

The future minimum lease payments required under the lease are approximately:

Year ended December 31,	
2006	$ 110,700
2007	110,700
2008	110,700
2009	110,700
2010	110,700
Thereafter	885,600
	$1,439,100

A related entity which is registered with the SEC as an investment advisor acts as an investment manager on a discretionary basis and trades primarily in equity securities and options for a select group of customer accounts whose accounts are carried on the books of another broker-dealer on a full disclosure basis. This group of accounts are customers of the Company.

NOTE 4 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17), which requires that the Company maintain minimum regulatory net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $30,000, whichever is greater. At December 31, 2005, the Company had regulatory net capital and regulatory net capital requirements of $454,992 and $34,768, respectively. The Company's net capital ratio was 1.15 to 1.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. The Company regularly reviews all client accounts to ensure that there are sufficient funds to meet all transaction

OFF-BALANCE SHEET RISK - continued

obligations. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer, and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6 - DEFINED BENEFIT PENSION PLAN

In 2005, the Company implemented a defined benefit pension plan covering certain employees with at least one year of service, but excluding all highly compensated employees other than owner/employees and their spouses. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The following sets forth the funded status of the plan:

Actuarial present value of benefit obligations:	
Vested benefit obligation	$ 260,087
Nonvested benefit obligation	-0-
Accumulated benefit obligation	$ 260,087
Fair value of plan assets at December 31, 2005	$ 500
Benefit obligation at December 31, 2005	260,087
Funded status	$(259,587)
Accrued benefit cost recognized in the Statement of Financial Condition:	
Benefit cost	$259,087
Employer contributions	500
Plan participants' contributions	-0-
Benefits paid	-0-

DEFINED BENEFIT PENSION PLAN - continued

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2005:	
Discount rate	6.0%
Expected return on plan assets	6.0%
Rate of compensation increase	3.0%

The Company's investment policy for plan assets is to manage the portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds.

The Company expects to contribute $379,620 to its pension plan for the 2005 plan year. There were no benefits paid during the year.

NOTE 7 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all eligible employees. Company contributions vest equally at a rate of 20% a year, starting in the second year of service. For the year ended December 31, 2005, the Company made a profit sharing contribution in the amount of $159,467.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

To the Stockholders
Warren D. Nadel & Company
Glen Cove, New York

In planning and performing our audit of the financial statements and supplemental schedule of Warren D. Nadel & Company ("Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System..

4. The periodic computations of minimum financial statements pursuant to Regulation 1.17.

5. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

6. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and CFTC Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's and the CFTC's objectives.

Schneider & Associates LLP

Jericho, New York
February 24, 2006

WARREN D. NADEL & COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

WARREN D. NADEL & COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

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